AKAMAI TECHNOLOGIES, INC.
150 Broadway
Cambridge, MA 02142

July 20, 2017

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Kindelan

Re: Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2016
File No. 000-27275

Ladies and Gentlemen:
This letter is being submitted in connection with the letter dated July 18, 2017 (the “Letter”) from Craig D. Wilson, on behalf of the staff of the Securities and Exchange Commission, to Akamai Technologies, Inc. (“Akamai”). Per my colleague Chris Andersen's discussion with Frank Knapp on July 20, 2018, Akamai intends to submit our response to the Letter on or before August 8, 2017. If you have any questions or need additional information, please call me at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.

James H. Hammons, Jr.
VP and Assistant General Counsel

cc: James Benson
Chief Financial Officer